Microtune, Inc.

2201 10th Street

Plano, Texas 75074

972.673.1600

February 23, 2007

Memorandum to

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Microtune, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 3, 2006
File No. 000-31029-40
Form 10-Q for the quarter ended September 30, 2006
Filed January 22, 2007

This memorandum sets forth the response of Microtune, Inc. to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 8, 2007 (the “Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter and set forth our response below such comment.

Form 10-Q for the quarterly period ended September 30, 2006

Consolidated Statement of Operations, page 4

1.	Please revise your statement of operations in future filings to remove the note regarding the amount of stock-based compensation expense under SFAS 123R included in net income. Refer to the guidance in SAB 107.

Response:

Microtune will revise its disclosures in future filings to remove the note regarding the amount of stock-based compensation expense under SFAS 123R. Additionally, Microtune will otherwise ensure that such future disclosures comply with the guidance in SAB 107.

* * * *

If you have any questions or comments regarding this memorandum, please contact Jeffrey A. Kupp, our Chief Financial Officer, at 972-673-1610.

Microtune, Inc.